FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 4, 2003

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Second Quarter and Half Year Results to June 30, 2003

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2003

ARM HOLDINGS PLC. By: /s/ Tim Score Name: Tim Score Title: Chief Financial Officer

EMBARGOED UNTIL 7.00am BST 22 JULY 2003

ARM HOLDINGS PLC - RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED 30 JUNE 2003

Sequential Increases in Revenue and Profit Before Tax in the Second Quarter

CAMBRIDGE, UK, 22 July 2003—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the second quarter and the six months ended 30 June 2003

HIGHLIGHTS
(Figures in US GAAP )

Second quarter ended 30 June 2003

  Revenues at £31.4 million, up from £31.0 million in Q1 2003

  License revenues amounted to £12.7 million, up from £12.1 million in Q1 2003. 11 licenses for microprocessor cores signed in the quarter, compared to eight in the first quarter. Six new partners signed bringing the total number of semiconductor partners to 118

  Sustained spending on product development resulting in new features and functionality to be introduced over coming quarters which will underpin long-term licensing activity. Recent announcements include TrustZone™ security extension, Thumb®-2 core technology for feature-rich applications and the AMBA™ AXI protocol (interconnect technology extension for ultra high performance and complex system-on-chip designs)

  Royalty revenues match seasonally high first quarter levels with record unit shipments of 180 million units (89% up on Q2 2002).

  Profit before taxation at £6.6 million, 8% higher than Q1 2003

  Strong net cash generation in the quarter of £5.7 million. Cash balance of £141.0 million at end Q2 2003, up from £135.3 million at end Q1 2003

  Earnings per fully diluted share at 0.4 pence (2.1 cents per ADS*) (Q1 2003: 0.4 pence and 2.0 cents respectively)

Six months ended 30 June 2003

  Revenues at £62.4 million (H1 2002: £85.3 million; H2 2002: £65.6 million)

  Royalty revenues at £20.5 million (H1 2002: £12.9 million) on unit shipments of 358 million (H1 2002: 205 million)

  Profit before taxation at £12.6 million (H1 2002: £31.9 million; H2 2002: £13.5 million)

  Net cash generated in H1 2003 of £10.7 million at similar level to H1 2002 (£10.9 million) after buying out the minority interest in ARM Korea for $4.8 million in the second quarter of 2003

  Earnings per fully diluted share at 0.8 pence (4.2 cents per ADS*) (H1 2002: 2.2 pence and 9.9 cents respectively)

* Each American Depositary Share (ADS) represents three shares

Commenting on the second quarter and half year results, Warren East, Chief Executive Officer, said:

"We are pleased to see that the stability in our business has been further evidenced by a small sequential increase in revenues in the second quarter. Licensing to both new and existing partners has increased from the first quarter and royalty revenues matched the seasonally high level seen in Q1. With mixed news emerging from across the semiconductor industry, we expect subdued activity levels to continue among our partners for the remainder of the year with ARM’s performance being driven by recent technology developments, including the ARM11™ family, sales of new RealView® development systems products, and continued strength in royalty revenues. Our long- term position continues to improve, underpinned by discussions of broader, strategic collaboration with a number of large semiconductor companies and continued penetration of small and medium-sized companies.”

Tim Score, Chief Financial Officer, added:

“Stable revenues and tight cost control have yielded improved profitability and strong free cash flow, which enables us to maintain R&D expenditure at 39% of sales. This sustained investment in product development and innovation will result in new features and functionality in our product portfolio which underpin future licensing activity.”

Operating review

Market conditions, current trading and prospects
The first half of 2003 has continued to witness challenging trading conditions in the semiconductor industry, set against uncertain global economic conditions exacerbated by war and the SARS epidemic. News flow from the semiconductor industry continues to illustrate mixed fortunes amongst the ARM partnership and we continue to manage the company in anticipation of the lower activity levels seen in recent quarters persisting in the second half.

Underlying momentum in the business is supported by the level of licensing negotiations in progress, the recent introduction of new development systems products and the positive trend in royalty revenues. With inventory issues in Asia likely to impact our royalty revenues in the second half and given the company’s exposure to weakness in the US dollar, with 90 to 95% of ARM’s revenues being in US dollars, we anticipate that despite the underlying momentum, revenues in the second half of 2003 will remain at similar levels to the first half with Q3 possibly being weaker than Q4 due to seasonality.

As anticipated, given that the licenses signed in the first half were for more mature ARM products, the backlog (defined as the aggregate value of contracted business not yet recognised in the profit and loss account) was lower at the end of June 2003 compared to the end of March 2003, although today it is close to end-March levels again. The prospect of further ARM11 family licensing in the second half, combined with other strategic sales opportunities in the pipeline, gives us confidence that the backlog will be higher at the end of the year than it was at the start.

Licensing
Licensing activity in the first half of 2003 was at similar levels to that experienced in the second half of 2002. Notwithstanding difficult trading condit ions for our existing and potential partners, we have been successful in translating the growing interest in the ARM® architecture amongst the semiconductor industry into signed license deals. We have signed 19 licenses in the first half and the pipeline of licensing opportunities remains healthy. By the end of June we had 118 semiconductor partners compared to 108 at the end of 2002.

In order to ensure that the full spectrum of semiconductor companies are in a position to license ARM technology, even when budgets are constrained, we have continued to expand the range of licensing models available to partners. Today architecture, subscription, multi-use, term and per-use licenses are available to our partners, enabling them to license and utilise ARM technology on the basis most appropriate for them.

Future licensing opportunities with existing and new licensees are generated as a result of the ongoing migration to the use of 16- and 32-bit microprocessors across a number of end markets. ARM is able to realise these opportunities by expanding the product portfolio with new cores such as the ARM 11 family of products, supplemented by the introduction of major new technology enhancements such as the TrustZone security extension, the Thumb-2 extension for improved code density and Intelligent Energy Manager™ software for low power consumption.

Foundry Programme
Further opportunities for license revenue growth are provided by the Foundry Programme which was established in 2000 in order to facilitate the adoption of the ARM architecture by small- and medium-size semiconductor companies. As at the end of Q2, 58 partners have licensed 94 authorised designs through the Foundry Programme. Four cores are available through the Programme, with seven foundries being approved to manufacture the designs developed by ARM’s licensees. It is anticipated that further cores will be made available for licensing through the Programme in due course. To date 9 per-use licensees have commenced shipping ARM core-based chips, with aggregate volumes shipped now in excess of 3 million units, and six per-use licensees have progressed to either term or multi-use implementation licenses.

Non-CPU licensing
Alongside our CPU core licensing business, the licensing of non-CPU technology comprising platforms, peripherals, models and application software continues to represent a meaningful portion of our existing licensing business comprising 17% of total license revenues in the first half. In the second quarter, it was announced that Savaje Technologies, developers of a universal open Java™ applications platform and operating system for wireless devices, licensed the ARM Swerve i3D Graphics Client, developed by ARM in collaboration with Superscape Group plc, the interactive 3D technology enablin g specialist in which ARM holds a 12% equity interest, to embed into the Savaje technology platform. Revenues were generated in the quarter from ARM’s collaboration with Imagination Technologies on 3D graphics technology and from the licensing of the PrimeXsys™ Dual Core Platform for networking applications to one of our existing partners.

Royalties and unit shipments
Royalty revenues earned in the six month period ended in March 2003 (we receive and report royalty data one quarter in arrears) were £20.5 million on 358 million units shipped, up 59% and 75% respectively on the same period a year ago. Royalty revenues in the second quarter were £10.2 million on 180 million units shipped, compared to £10.3 million in the previous quarter on 178 million units shipped. This quarter’s reported royalties include some $700k from one partner which relates to unit shipments made in earlier periods. Whilst the medium-term outlook for royalties is positive, it is probable that inventory issues that have arisen in Asia in recent months will have a negative impact on reported royalties in the second half. A further two partners began shipping ARM core-based product in the quarter to March 2003, bringing the total number of licensees shipping to 50 (out of 118 partners). This quarter also includes the first royalties earned from the licensing of our Java technology-based software products. Average royalty rates in the second quarter are very similar to those achieved in Q1. Of the total reported unit shipments in the first half, 9% related to units based on ARM9™ technology. The broad reach of the ARM technology is demonstrated by the fact that royalty revenues are being earned from products being shipped into a wide range of end markets. The wireless market remained the largest end market using ARM technology in the first half of 2003, accounting for approximately 71% of unit shipments. However, units are being shipped in all target end markets, with the imaging and networking sectors in particular showing positive trends in the period.

Development Systems
Sales of development systems were stable in the quarter after a very strong performance in East Asia in the first quarter. Performance in East Asia was not as strong in the second quarter, due partly to the impact of SARS. During the second quarter the development systems management team has been strengthened to bring more focus on Product Marketing and Business Development. The Product Marketing team has refocused the development systems RealView product line to provide developers with fully integrated solutions. During the quarter development systems completed the engineering of the RealView Developer Kit for Oki which represents an important new channel to market for our technology. We are now collaborating with our semiconductor partners to produce software development toolkits customised for use with their specific products only. Typical products are microcontroller families or Application Specific Standard Processors. The first RealView Developer Kits for Oki were shipped in the second quarter.

Product development
Notwithstanding the lower revenue levels experienced over the last four quarters, ARM continues to view investment in innovative technology as a major priority of the business. This is demonstrated by investment in research and development being 39% of revenues in the first half of 2003 compared to the historical range of 25-30% of revenues. This level of expenditure has enabled the company not only to deliver the first ARM11 family core successfully to lead partners at the end of 2002, but also to develop a series of new features and functionality which will be introduced into our portfolio of products over the coming quarters. In May, we announced the specification for our TrustZone technology, a new securit y extension to the ARM architecture. This technology provides a secure foundation for systems running open operating systems such as Linux, Palm OS, Symbian OS and Windows CE. Further, TrustZone technology complements secure application environments such a s Sun Microsystems’ Java technology by making security implementation on devices more efficient. TrustZone technology will be available for licensing in ARM cores in 2004.

In June, we announced the introduction of Thumb-2 core technology, which provides enhanced levels of performance, energy efficiency and code density for a wide range of embedded applications. Thumb-2 core technology is a new blended instruction set combining both 16-bit and 32-bit instructions, enabling new embedded and mobile devices that support feature-rich applications with longer battery life. Also in June, we announced the extension of the industry standard AMBA interconnect technology with the AXI protocol, designed to meet the needs of ultra high performance and complex system-on-chip designs, furthering the widespread adoption of the AMBA design methodology.

Acquisition
ARM today announces the acquisition of Adelante Technologies N.V., part of Adelante Technologies Holdings B.V. Adelante Technologies N.V. is a 25-person company based in Leuven, Belgium. The company’s key product offering, A|RT™, comprises a methodology for designing optimised processing blocks to accelerate signal processing applications. A|RT technology, combined with ARM’s industry-leading architectural capability, will enable ARM to provide innovative IP solutions to meet the growing design challenges within the electronics industry. The provision of processing engines for data intensive tasks enables ARM to further its market reach and strengthen its position as the industry’s leading IP provider.

People
Following the reduction of our headcount by 12% in Q4 2002, we have as anticipated maintained our headcount through 2003 to date at a similar level to that which we exited 2002. At the end of June 2003 we had 716 full time employees compared to 721 at 31 December 2002.

Legal action
In May 2002, Nazomi Communications, Inc. filed a lawsuit against ARM before the Federal District Court for Northern California claiming that ARM’s Jazelle® technology for Java acceleration infringes a US patent owned by Nazomi. ARM is confident that its products do not infringe the patent cited in the lawsuit or any other Nazomi patents and we intend to pursue Nazomi for all legal costs incurred by ARM in defending our intellectual property in this case. The “Markman” hearing in this suit (which is a proceeding to determine the scope of the patent claims at issue) took place on 28 May 2003 and based on the court’s stated timing ARM expects the outcome of the “Markman” hearing and the summary judgment motion in the near future.

Financial review

Second quarter ended 30 June 2003
Total revenues for the second quarter ended 30 June 2003 amounted to £31.4 million, representing a 1% increase from £31.0 million in the first quarter of 2003, and a 27% decrease over second quarter 2002 revenues of £43.2 million.

License revenues amounted to £12.7 million representing 40% of revenues compared to £12.1 million or 39% of revenues in the first quarter of 2003 and £25.7 million or 60% of revenues for the corresponding period in 2002. We signed 11 licenses with partners during the second quarter of 2003: six per use licenses with new partners and three upgrade and two derivative licenses with existing partners. Of the six new Foundry Programme partners, three licenses were taken for the ARM7TDMI® core and three for the ARM922TTM core. Of the three upgrades, where existing partners took licenses to a new family of cores that they had not previously licensed, there was one license for the ARM926EJ-STM core, one for the ARM1026EJ-STM core license and one Foundry Programme customer upgraded to the ARM922T core. Both the derivative licenses in the second quarter were full licenses for former Foundry Programme customers. One took a full license to the ARM7TDMI core having previously taken a per-use license to the same core and the other took a full license to the ARM7EJ-STM core.

Royalty revenues in the second quarter were £10.2 million accounting for 33% of revenues compared to £10.3 million or 33% of revenues in the first quarter of 2003 and £6.5 million or 15% of revenues for the corresponding period in 2002. Sales of development systems were £4.8 million, representing 15% of total revenues compared to £5.0 million or 16% of total revenues in the first quarter of 2003 and £6.1 million or 14% of revenues in the second quarter of 2002. Service revenues were £3.7 million comprising consulting fees of £0.6 million and support, maintenance and training fees of £3.1 million compared to total service revenues of £3.6 million in the first quarter of 2003 and £4.9 million for the corresponding period in 2002.

Gross margins for the second quarter were 92%, up from 91% in the first quarter, reflecting the small drop in the proportion of development systems sales.

Research and development expenses were £12.1 million in the second quarter of 2003 representing 39% of revenues. This compares to £11.9 million or 38% of revenues in the first quarter of 2003. Sales and marketing costs for the second quarter were £5.7 million or 18% of revenues compared to £5.4 million or 17% of revenues in the first quarter of 2003. General and administration expenses decreased from £5.9 million in the first quarter of 2003 or 19% of revenues to £5.7 million in the second quarter or 18% of revenues. Expenses in the first quarter included write downs in listed and unlisted investments of £1.6 million which did not recur in the second quarter. Expenses in the second quarter, however, include a £0.6 million charge relating to unrealised future foreign exchange losses on certain committed but not yet invoiced future revenue streams in accordance with SFAS 133. Operating margins were 17.2% for the second quarter of 2003 compared to 16.4% for the first quarter of 2003.

Income before income tax for the second quarter of 2003 was £6.6 million or 20.9% of revenues compared to £6.1 million or 19.5% of revenues in the first quarter of 2003 and £16.2 million or 37.5% of revenues in the second quarter of 2002.

Second quarter fully diluted earnings per share prepared under US GAAP were 0.4 pence (2.1 cents per ADS) compared to 1.1 pence (5.1 cents per ADS) for the corresponding period in 2002 or 0.4 pence (2.0 cents per ADS) in the first quarter of 2003.

Six months ended 30 June 2003

Revenues
Total revenues for the six months ended 30 June 2003 amounted to £62.4 million, compared to £85.3 million in the six months ended 30 June 2002. First half revenues in 2003 were reduced by approximately £7 million as a result of the weaker US dollar against sterling in 2003 when compared to the same period in 2002.

Product revenues, which include license fees, royalties and the sale of development systems, were £55.0 million, representing 88% of total revenues in the six months to 30 June 2003. This compared to £75.8 million, representing 89% of revenues in the corresponding period of 2002. Royalty revenues were £20.5 million in the first six months of 2003, compared to £12.9 million in the first six months of 2002. The number of licensees shipping silicon chips based on the ARM architecture is now 50. Licensing revenues were £24.7 million in the six months to 30 June 2003 compared to £49.2 million in 2002. Sales of development systems were £9.8 million for the first six months of 2003 compared to £13.7 million in the first six months of 2002.

Service revenues, which include consulting services and revenues from support, maintenance and training, were £7.4 million in the first six months of 2003, representing 12% of total revenues compared to £9.5 million and 11% of revenues in the first six months of 2002. Consulting revenues were £1.2 million in the first six months of 2003 compared to £2.6 million in the same period of 2002, while revenues from support, maintenance and training were £6.2 million versus £6.9 million in the first half of 2002.

Gross margins
Gross margin for the first six months of 2003 was 91%, compared to 92% for the first six months of 2002.

Operating expenses
Research and development expenses were £24.0 million or 39% of revenues in the first half of 2003 compared with £24.1 million or 28% of revenues in 2002. Sales and marketing costs decreased from £12.6 million or 15% of revenues in the first six months of 2002 to £11.0 million or 18% of revenues in 2003. General and administration costs were £11.5 million or 18% of revenues in the first six months of 2003 compared to £11.6 million or 14% of revenues in the first six months of 2002.

Operating margins
Operating margins in the first half of 2003 were 16.8% compared to 35.1% reported in the first six months of 2002.

Interest
Interest rose slightly from £2.1 million for the first six months of 2002 to £2.2 million in 2003, with the benefit of the higher average cash balances being offset by lower interest rates in the first half of 2003.

Earnings and taxation
For the six months ended 30 June 2003, income before income tax under US GAAP was £12.6 million or 20.2% of revenues compared to £31.9 million or 37.4% of revenues in the six months ended 30 June 2002. The group’s effective taxation rate under US GAAP increased from 30.5% in the first six months of 2002 to 31.6% in 2003, with the benefits of research and development tax credits in the UK being offset by the incidence of certain disallowable expenses.

Fully diluted earnings for the six months ended 30 June 2003 under US GAAP were 0.8 pence per share (4.2 cents per ADS) compared to 2.2 pence per share (9.9 cents per ADS) for the six months ended 30 June 2002.

Balance sheet and cash flow
Net cash inflow from operating activities of £18.3 million was generated in the first six months of 2003, measured under UK GAAP. Capital expenditure in the period was £1.5 million. Cash and short term investments increased by £10.7 million in the six months to £141.0 million at 30 June 2003 from £130.3 million at the end of December

2002, after taking into account the $4.8 million cash consideration paid in the second quarter in order to buy out the minority interest in ARM Korea Ltd.

Accounts receivable decreased to £19.9 million at 30 June 2003 from £20.7 million at 31 March 2003 and £20.5 million at the end of December 2002. The allowance against receivables decreased to £2.3 million at the end of June from £2.4 million at 31 March 2003. Deferred revenues increased to £14.1 million at the end of June 2003 from £12.1 million at 31 March 2003.

Dividend
Consistent with statements made in previous quarters, the Board has no immediate plans to return cash to shareholders, either by payment of a dividend or by other means, but this position continues to be regularly reviewed.

CONTACTS:
Sarah Marsland/ Juliet Clarke	Tim Score
Financial Dynamics	ARM Holdings plc
+44 (0) 207 831 3113	+44 (0)1223 400 432

ARM Holdings plc
Second Quarter and Six Months Results – US GAAP
(in thousands except per share data)

	Quarter	Quarter	Six months	Six months	Six months
	ended	ended	ended	ended	ended
	30 June	30 June	30 June	30 June	30 June
	2003	2002	2003	2002	2003 (1)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

	£'000	£'000	£'000	£'000	$'000
Revenues
Product revenues	27,655	38,285	55,019	75,809	90,781
Service revenues	3,720	4,887	7,371	9,502	12,162

Total revenues	31,375	43,172	62,390	85,311	102,943

Cost of revenues
Product costs	(1,253)	(1,285)	(2,825)	(3,261)	(4,661)
Service costs	(1,264)	(1,663)	(2,502)	(3,712)	(4,128)

Total cost of revenues	(2,517)	(2,948)	(5,327)	(6,973)	(8,789)

Gross profit	28,858	40,224	57,063	78,338	94,154

Research and development	(12,119)	(13,005)	(24,024)	(24,114)	(39,640)
Sales and marketing	(5,670)	(6,281)	(11,029)	(12,618)	(18,198)
General and administration	(5,685)	(5,856)	(11,535)	(11,632)	(19,033)

Total operating expenses	(23,474)	(25,142)	(46,588)	(48,364)	(76,871)

Income from operations	5,384	15,082	10,475	29,974	17,283

Interest	1,171	1,151	2,234	2,053	3,686
Minority interest	(3)	(37)	(105)	(130)	(173)

Income before income tax	6,552	16,196	12,604	31,897	20,796
Provision for income taxes	(2,228)	(4,675)	(3,981)	(9,724)	(6,569)

Net income	4,324	11,521	8,623	22,173	14,227

Net income	4,324	11,521	8,623	22,173	14,227
Other comprehensive income
Foreign currency adjustments	(221)	(310)	(278)	(292)	(459)
Unrealized holding gain on available-
for-sale securities, net of tax	938	-	938	-	1,548

Total comprehensive income	5,041	11,211	9,283	21,881	15,316

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,029,028	1,023,130	1,024,531	1,024,016
Earnings per share – pence	0.4	1.1	0.8	2.2
Earnings per ADS (assuming dilution)
ADS's outstanding ('000)	343,009	341,043	341,510	341,339
Earnings per ADS – cents	2.1	5.1	4.2	9.9

(1) US dollar amounts have been translated from sterling at the 30 June 2003 closing rate of $1.65=£1 (see note 1)

ARM Holdings plc
Consolidated Balance Sheet-US GAAP

	June 30	Dec 31	June 30
	2003	2002	2003 (1)
	Unaudited	Audited	Unaudited

	£'000	£'000	$'000
Assets
Current assets:
Cash and cash equivalents	140,987	130,304	232,629
Accounts receivable, net of allowance of	19,902	20,516	32,838
£2,267,000 in 2003 and £2,193,000 in 2002
Inventory	994	1,515	1,640
Prepaid expenses and other assets	11,978	11,345	19,764

Total current assets	173,861	163,680	286,871

Deferred income taxes	2,403	1,697	3,965
Property and equipment, net	20,397	25,721	33,655
Intangible assets	11,517	10,417	19,003
Investments	3,608	4,229	5,953

Total assets	211,786	205,744	349,447

Liabilities and shareholders' equity
Accounts payable	1,720	4,730	2,838
Income taxes payable	4,884	3,828	8,059
Personnel taxes	188	824	310
Accrued liabilities	8,829	8,636	14,568
Deferred revenue	14,119	14,415	23,296

Total liabilities	29,740	32,433	49,071

Minority interest	-	841	-

	29,740	33,274	49,071

Shareholders' equity
Ordinary shares	511	511	843
Additional paid in capital	63,005	69,566	103,958
Deferred compensation	(531)	(313)	(876)
Treasury stock, at cost	(10,957)	(18,034)	(18,079)
Retained earnings	130,026	121,403	214,543
Unrealized holding gain on available-for-sale
securities, net of tax	938	-	1,548
Cumulative translation adjustment	(946)	(663)	(1,561)

Total shareholders' equity	182,046	172,470	300,376

Total liabilities and shareholders' equity	211,786	205,744	349,447

(1) US dollar amounts have been translated from sterling at the 30 June 2003 closing rate of $1.65=£1 (see note 1)

ARM Holdings plc
Results for the Six Months Ended 30 June 2003 – UK GAAP

Consolidated Profit and Loss Account	Six months	Year	Six months
	ended	ended	ended
	30 June	31 December	30 June
	2003	2002	2002
	Unaudited	Audited	Unaudited

	£'000	£'000	£'000
Turnover	62,390	150,922	85,311
Cost o f sales	(5,327)	(13,185)	(6,973)

Gross profit	57,063	137,737	78,338
Operating expenses
Research and development	(24,604)	(50,001)	(24,887)
Sales and marketing	(11,040)	(24,836)	(12,477)
Administrative expenses	(10,383)	(21,771)	(11,632)

Total operating expenses	(46,027)	(96,608)	(48,996)

Operating profit	11,036	41,129	29,342
Interest receivable, net	2,234	4,373	2,053

Profit on ordinary activities before taxation	13,270	45,502	31,395
Tax on profit on ordinary activities	(3,981)	(13,031)	(9,724)

Profit on ordinary activities after taxation	9,289	32,471	21,671
Minority interest	(105)	(232)	(130)

Retained profit for the period	9,184	32,239	21,541

Basic earnings per share (pence)	0.9	3.2	2.1
Fully diluted earnings per share (pence)	0.9	3.2	2.1

Consolidated Balance Sheet	30 June	31 December	30 June
	2003	2002	2002
	Unaudited	Audited	Unaudited

	£'000	£'000	£'000
Intangible fixed assets	9,587	9,153	10,964
Tangible fixed assets	20,397	25,721	24,098
Other investments	3,608	4,229	2,849
Investment in own shares	1,977	2,166	2,388

	35,569	41,269	40,299

Stocks	994	1,515	1,137
Debtors and prepayments	34,283	33,558	52,961
Short term investments	135,775	126,013	107,579
Cash at bank and in hand	5,212	4,291	7,792
Creditors: amounts falling due within 1 year	(28,446)	(31,483)	(45,330)

Net current assets	147,818	133,894	124,139

Total assets less current liabilities	183,387	175,163	164,438
Provisions for liabilities and charges	(27)	(16)	(69)

Net assets	183,360	175,147	164,369

Shareholders’ funds	183,360	174,306	163,630
Minority interests	-	841	739

Capital employed	183,360	175,147	164,369

Consolidated Cash flow Statement
	Six months	Year	Six months
	ended	ended	ended
	30 June	31 December	30 June
	2003	2002	2002
	Unaudited	Audited	Unaudited

	£'000	£'000	£'000
Net cash inflow from operating activities	18,261	52,087	20,165
Returns on investments and servicing of finance	2,404	4,187	2,041
Taxation	(4,935)	(16,758)	(8,005)
Capital expenditure and financial investment	(1,917)	(17,714)	(7,328)
Acquisitions and disposals	(3,023)	-	-
Management of liquid resources	(9,762)	(31,637)	(13,203)
Financing	153	4,763	4,270

Increase / (decrease) in cash	1,181	(5,072)	(2,060)

Notes to the UK GAAP Financial Statements
(1) Basis o f preparation – functional currency
The Company maintains its accounting records and prepares its financial statements in British sterling. Purely for the convenience of the reader, the US GAAP income statement and balance sheet have been translated from sterling at the closing rate on 30 June 2003 of $1.65=£1. Such translations should not be construed as representations that the sterling amounts represent, or have been or could be so converted into US dollars at that or at any other rate.

(2) Summary of significant differences between UK Generally Accepted Accounting Principles (“UK GAAP”) and United States Generally Accepted Accounting Principles (“US GAAP”)
The principal differences between ARM Holdings plc’s accounting policies under UK GAAP and those that would have been followed had the financial information been prepared under US GAAP are set out below.

Goodwill Under UK GAAP, goodwill is amortised on a straight-line basis over an estimate of the time that the group is expected to benefit from it. This was also the group’s policy under US GAAP prior to 1 January 2002, on which date, following the provisions of SFAS 142 (‘Goodwill and other Intangible Assets’), the carrying value of goodwill was frozen and became subject to annual impairment reviews.

Acquisitions Under US GAAP, payments to purchase intangible assets that are still in development are charged directly to the profit and loss account. Such payments are included within goodwill under UK GAAP, giving rise to a difference in goodwill recognised and the associated amortisation charge.

Marketable securities Under US GAAP, investments in available -for-sale securities are marked-to-market where the market value is readily determinable and gains and losses, net of deferred taxation, are recorded in other comprehensive income. Where an impairment is considered to be other than temporary, the security is written down to a new cost basis represented by the fair value of the security on the date the impairment was determined. Under UK GAAP, the group’s accounting policy is to carry such investments at cost less provisions for impairment.

Investment in own shares / treasury stock Under UK GAAP, the shares held by the group in the ESOP and the QUEST are included as “Investment in own shares” within fixed asset investments. Investment in own shares is held at the lower of cost and amounts receivable on exercise of options, where applicable, and market value. Under US GAAP these shares are treated as treasury stock and are included within shareholders’ equity, at original cost.

Save As You Earn (‘SAYE’) plans Under UK GAAP, the group has taken advantage of the exemption provided by UITF 17 (‘Employee Share Schemes’) not to recognise any compensation charge in respect of options granted under SAYE plans. Under US GAAP, the group follows the requirements of EITF 00-23, which does not permit such an exemption in respect of plans where the savings period is in excess of 27 months, as is the case with the group’s Inland Revenue approved UK SAYE plans. EITF 00-23 applies only to new offers made since 24

January 2002. The compensation charge made under US GAAP is calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the savings period.

Employee share options Under UK GAAP, employer’s taxes that are payable on the exercise of share options are provided for over the vesting period of the options. Under US GAAP such taxes are accounted for only when the options are exercised.

Embedded derivatives Under US GAAP, where the group enters into sales contracts denominated in a currency that is neither the functional currency of the group nor the functional currency of the customer and where there are uninvoiced amounts on such contracts, such derivatives are carried at fair value. The resulting gain or loss is recognised in the income statement. Embedded derivatives are not revalued to fair value under UK GAAP.

Cash Under UK GAAP cash does not include short term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as current asset investments. Under US GAAP deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents.

UK/US GAAP Reconciliations – profit and loss account

	Six months	Six months
	ended	ended
	30 June	30 June
	2003	2002
	Unaudited	Unaudited

	£'000	£'000
Retained profit under UK GAAP	9,184	21,541
Movement on provision for employer’s taxes on share options	11	(141)
Difference on amortisation of goodwill	666	773
Mark-to-market of embedded derivatives	(344)	-
Compensation charge in respect of SAYE options	44	-
Impairment of investment	(938)	-

Net income under US GAAP	8,623	22,173

UK/US GAAP Reconciliations - balance sheet	30 June	31 Dec
	2003	2002
	Unaudited	Audited

	£'000	£'000
Cash under UK GAAP	5,212	4,291
Short term investments	135,775	126,013

Cash and cash equivalents under US GAAP	140,987	130,304

Shareholders' funds under UK GAAP	183,360	174,306
Investment in own shares /treasury stock	(10,957)	(18,034)
Contribution to QUEST, net of proceeds from allocation of shares	8,980	15,868
Provision for employer’s taxes on share options	27	16
Write off of in-process research and development	(150)	(150)
Difference on amortisation of goodwill	2,080	1,414
Fair value of embedded derivatives	(1,294)	(950)

Shareholders' equity under US GAAP	182,046	172,470

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2002 have been delivered to the Registrar of Companies, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

About ARM
ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. ARM licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading electronics companies. The company also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in applications such as automotive, consumer entertainment, security, imaging, industrial, mass storage, networking and wireless. ARM, ARM7TDMI Thumb,RealView and Jazelle are registered trademarks of ARM Limited. ARM7EJ-S, ARM922T, ARM926EJ-S, ARM1026EJ-S, ARM11, AMBA, TrustZone, Intelligent Energy Manager and PrimeXsys are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM INC., ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS and ARM Consulting(Shanghai) Co.Ltd.

This announcement contains “forward-looking statements” including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Company’s actual results for future periods may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The factors that could cause actual results to differ materially include, without limitation, potential for significant fluctuation in and unpredictability of results, the ability of semiconductor partners to manufacture and market microprocessors based on the ARM® architecture; the acceptance of ARM technology by systems companies; the availability of development tools, systems software and operating systems; the rapid change in technology in the industry and ARM’s ability to develop new products in a timely manner; management of growth; competition from other architectures; general business and economic conditions; the growth in the semiconductor industry; the Company’s ability to protect its intellectual property; and ARM’ s ability to attract and retain employees.

More information on ARM is available at http://www.arm.com

Independent review report to ARM Holdings plc

Introduction

We have been instructed by the company to review the financial information which comprises the UK GAAP consolidated profit and loss account, the UK GAAP consolidated balance sheet, the UK GAAP consolidated cash flow statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The maintenance and integrity of the ARM Holdings plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge
21 July 2003

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